

March 25, 2011

John J. Lipinski
Chief Executive Officer and President
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

Re: CVR Partners, LP
         Amendment No. 3 to Registration Statement on Form S-1
         Filed March 16, 2011
         File No. 333-171270

Dear Mr. Lipinski:

        We have reviewed your responses to the comments in our letter dated February 11, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. Please review and revise your tabular presentation throughout your filing, as necessary, to ensure financial statement and other data is presented consistently from left to right in the same chronological order throughout the filing. Specifically, we note that your Summary Historical and Pro Forma Consolidated Financial Information presents the earliest period first (2008), while the information presented in MD&A and your financial statements presents the latest period first (2010). Refer to the guidance in SAB Topic 11E.

Cover Page of Prospectus

2. Please remove the reference to Mr. Lipinski's indication of interest in purchasing units from the cover page
.
Our Competitive Strengths, page 2

3. We note your revisions to the content and format of the data presented on pages 2 and 94 made in response to our previous comments 3 and 4, and that you have included a column entitled "Sensitivity Using Actual Average 2010 Prices." The Net Sales, EBITDA, and Available Cash figures presented in this table do not appear to be consistent with actual or pro forma results for the year ended December 31, 2010. Specifically, Net Sales, EBITDA, and Available Cash are $200 million, $53 million, and

$43 million as currently presented versus actual Net Sales of $180.5 million as presented on page F-3 and EBITDA and Pro Forma Available Cash of $38.7 million and $30.9 million as presented on page 56. Please revise this presentation to include data based on actual results. Specifically, as you disclose the actual average Ammonia and UAN prices, you should revise to present actual Net Sales as presented on page F-3, and EBITDA and Pro Forma Available Cash as presented on page 56 for the year ended December 31, 2010.

Exhibits and Financial Statement Schedules, page II-2

4. Please file the Trademark License Agreement discussed on page 136 as an exhibit to the registration statement or explain why you are not required to do so.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Amy Geddes at (202) 551-3304 or David Humphrey at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 with any other questions. If you need further assistance, you may contact me at (202) 551-3469.

Sincerely,

Justin Dobbie
Special Counsel

cc: <u>Via Facsimile (212) 859-4000</u>
       Stuart H. Gelfond
       Fried, Frank, Harris, Shriver & Jacobson LLP